Securities and Exchange Commission
Washington, D.C. 20549
February 27, 2002

Ladies and Gentlemen:

We were previously principal accountants for PayPal Funds (the "Trust") and, under the date of Febuary 9, 2001, we reported on the financial statements of PayPal Money Market Reserve Fund, a series of PayPal Funds, as of December 31, 2000 and for the year then ended and for the period from November 18, 1999 to December 31, 1999. On December 7, 2001, we were notified that we were terminated as independent auditors of the Trust. We have read the statements of PayPal Funds included under Item 77k of its Form N-SAR dated February 27, 2002 and we agree with such statements.


Very truly yours,

KPMG LLP